# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESCALON MEDICAL CORP, CIK 0000862668
CUSIP: 296074305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 435 DEVON PARK ROAD, SUITE 824, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063350

## Reporting persons
- Newton Charles Carter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 467,895; shared voting power 467,895; sole dispositive power 467,895; shared dispositive power 467,895; aggregate amount beneficially owned 467,895 (6.3% of the class)

## Item 1. Issuer
Name of issuer: ESCALON MEDICAL CORP
Address of issuer's principal executive offices: 435 DEVON PARK ROAD, SUITE 824, WAYNE, PENNSYLVANIA, 19087

## Item 2. Person Filing
Name of person filing: Charles C Newton
Address of principal business office or, if none, residence:
1159 East Keswick Dr.
Keswick, VA 22947
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 467,895
Percent of class: 6.3%
Sole power to vote or to direct the vote: 467,895
Shared power to vote or to direct the vote: 467,895
Sole power to dispose or to direct the disposition: 467,895
Shared power to dispose or to direct the disposition: 467,895

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Newton Charles Carter: Charles C Newton, Self (07/08/2025)